The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

SUNDAY Communications Limited (the "Company") refers to the announcement of the Company’s holding company, PCCW Limited ("PCCW") which appears in the newspapers today. In that announcement, PCCW clarifies the speculative nature of the press comments and confirms that, because Macquarie Bank Limited ("Macquarie") and TPG Newbridge have provided their non-binding expressions of interest on a confidential basis, PCCW does not intend to disclose any of the terms of those expressions of interest at this stage as such disclosure may be contrary to the best interests of PCCW and its shareholders. The directors of the Company believe that such disclosure could also be contrary to the best interests of the Company’s shareholders.

PCCW’s announcement makes it clear that neither expression of interest provides any indication as to what consideration may be attributed to PCCW’s interest in the Company. Moreover, the Company confirms that no approach has been made directly to the Company in relation to a possible transaction involving its shares or assets and the Company is not involved in the discussions relating to either possible acquisition referred to in PCCW’s announcements. Moreover, there is no certainty as to whether the discussions between PCCW and Macquarie or between PCCW and TPG Newbridge will or will not result in a transaction by or involving PCCW and/or any of its subsidiaries, including the Company. Further announcements are expected to be made by PCCW in relation to the progress of the discussions, as and when appropriate. Similarly, further announcements will also be made by the Company, as and when appropriate, in relation to any future involvement of the Company in either of the possible acquisitions referred to in PCCW’s announcements.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") was suspended with effect from 10:09 a.m. on 22 June 2006 pending the release of this announcement. The Company had intended that trading should be fully resumed today without interruption. However, following a review of the extensive press coverage of the matter and in order to clarify certain price sensitive information and having regard to the nature and extent of the speculation contained in that press coverage, the Company, like PCCW, also considered it prudent to request a further suspension of trading in its shares pending clarification of the matters referred to in this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 23 June 2006.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong, 22 June 2006 The directors of the Company as at the date of this announcement are as follows:

Executive Directors: Alexander Anthony Arena (Chairman) Chan Kee Sun, Tom Chan Wing Wa Chow Ding Man Hui Hon Hing, Susanna	Independent Non-executive Directors: John William Crawford Henry Michael Pearson Miles Robert John Richard Owen

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.